## Contact

www.linkedin.com/in/ajameshuff
(LinkedIn)

## Top Skills

Creative Problem Solving
Leadership
Growth Strategies

## Languages

English (Native or Bilingual)

## Honors-Awards

Deans List
Alpha Chi Honor Society

# Austin Huff

First time founder | Growth Curator | Story Teller | Your #1 Hypeman
| Leap '22
Austin, Texas Metropolitan Area

## Summary

Every brand has a purpose - to tell a story, to adapt to new trends, and to deliver value. I am the liaison between brand and consumers.

As head of customer experience for hound I'm responsible for having a deep understanding in consumer behavior, creating brand awareness, and delivering creative solutions to marketplace needs.

―――――

## Experience

**hound**
Co-founder & Head of customer experience
January 2021 - Present (1 year 8 months)
Austin, Texas Metropolitan Area

Helping veterinary teams work how they want and enjoy the work they do.

Buckle up, this is going to be awesome

**Pet Care Collective**
Founder
April 2021 - Present (1 year 5 months)
Austin, Texas Metropolitan Area

We created Pet Care Collective for one reason - unity. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the people of our industry. We're better together.

Healthier culture. Better technology. Stronger community.

**Leap Venture Studio & Academy**
Accelerator Program (Cohort 5)
February 2022 - April 2022 (3 months)

Selected as one of 6 pet care startups out of over 140 global applicants.

Started in 2018, Leap Venture Studio has quickly become the most effective startup accelerator in the pet care industry. The world-class networks and resources of R/GA, Michelson Found Animals, and Mars continue to help innovative pet care startups improve the lives of pets and their owners.  Within 5 years, over $100M has been raised by the first 4 cohorts, including Shark Tank appearances and multiple exits.

Leap is empowering new leaders in the pet care space to ignite meaningful growth across the pet care ecosystem.

## Vetstoria
### Sr. Business Development Manager
January 2020 - October 2021 (1 year 10 months)
Austin, Texas

**acquired**

Vetstoria is the world's #1 veterinary appointment booking engine. We drive millions of bookings annually in 20 countries and funnel hundreds of millions in revenue for our partnered clinics.

We help progressive practices lead the pack and stay in tune with the digitization of society

## Care.com HomePay
### Lead Development Manager
2018 - 2020 (2 years)

**acquired**

Care.com HomePay is the world leader in household employment tax and payroll. HomePay serves thousands of employers with a fully encompassing HRM solution to eliminate the stress, time, and complexities of payroll compliance.

## Brookfield Residential
### Construction Manager
2017 - 2018 (1 year)
Austin, Texas Area

Brookfield Residential is a leading North American new home builder and land developer with one goal in mind - to create the best places to call home.

Brookfield is achieving this by revolutionizing the buying and building experience for awesome homeowners.

## H-E-B
Data Specialist
2015 - 2017 (2 years)

Managed technician work orders for preventative maintenance across HEB's assets.

Utilized Computerized Maintenance Management Systems (CMMS) made by EAM Infor. Inventory management: updating issued and returned parts to maintain efficiency and mitigate shrinkage.

## ClearSky
Summer Associate
May 2016 - July 2016 (3 months)
West Palm Beach, Florida Area

ClearSky Power & Technology Fund is a fund which invests in late stage and growth equity investments in clean power and cyber security businesses

Marketed my research, organization, and current business skills to manage highly complex projects

Organized, managed, and created portfolio company investment memos leveraging market research, analytical, and presentation skills

Researched and participated in the creation of impact investing report

Performed ad hoc clean tech market research and financial analysis relating to ClearSky portfolio companies

Organized transaction documents for ClearSky portfolio companies

## Specialty Machine
Computer Numerical Control Machine Operator
2011 - April 2016 (5 years)
Austin, Texas Area

Delivered exceptional analytical skills across company assets to meet and exceed quality assurance standards

Ensured that all orders were completed in an effective and efficient manner to uphold high level customer service

Kept track of records and preventative maintenance files to ensure proper operation of the CNC machines

Performed data collection duties that were composed of tracking, measuring, and making sure parts were within precise thresholds

---

## Education

Texas State University
Bachelor's Degree, Business Management · (2014 - 2017)